Exhibit 99.25

PRESS RELEASE	May 12, 2020

Largo Resources Reports Solid Q1 2020 Results with Net Income of $5.7 Million and
Maintains Strong Liquidity Position

All financial figures are in Canadian dollars unless otherwise stated.

Q1 2020 Highlights

•                  Net income of $5.7 million and basic earnings per share of $0.01

•                  Cash operating costs excluding royalties(1) of US$2.79 ($3.69) per lb of V2O5, a decrease of 18% over Q1 2019

•                  Production of 2,831 tonnes (6.2 million pounds(2)) of V2O5, a 35% increase over Q1 2019

•                  V2O5 sales of 3,170 tonnes, a 51% increase over Q1 2019

•                  Revenues of $58.2 million (after a positive re-measurement of trade receivables / payables of $2.4 million on vanadium sales from a contract with a customer of $55.8 million), an increase of 31% over Q1 2019

•                  Cash balance of $206.1 million exiting Q1 2020

•                  Commercial independence: Over 85% committed on annual guided sales for 2020

•                  COVID-19 Update: The Maracás Menchen Mine continued operations during Q1 2020 and the Company is maintaining it’s 2020 guidance on a “business as usual” basis

•                  Q1 2020 operational and financial results conference call: Wednesday, May 13th, 2020 at 10:00 a.m. EST

TORONTO - Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to report its first quarter 2020 results highlighted by net income of $5.7 million or basic earnings per share of $0.01, cash operating costs excluding royalties(1) of US$2.79 per pound V2O5, and vanadium pentoxide (“vanadium” or “V2O5”) production of 2,831 tonnes.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Despite production impacts during the quarter, I am pleased to report the Company generated net income of $5.7 million in Q1 2020 following a new quarterly sales record of 3,170 tonnes of V2O5. The Company also performed well on a unit cost basis, achieving a cash operating cost excluding royalties(1) of US$2.79 per pound in Q1 2020 — a decrease of 18% over Q1 2019. Our financial position continues to remain solid with a cash balance of US$147.5 million ($204.6 million) as of April 30, 2020 and a final revenue adjustment payable of US$64.4 million due to the Company’s former off-take partner. Following the offset against receivable amounts due to the Company, we expect the net trade payables payment of US$57.4 million will be settled between May 15 and 25, 2020. The Company is also evaluating the timing for the construction of the ferrovanadium conversion plant, including the deferral of planned 2020 capital expenditures due to precautionary measures associated with our employees and contractors in light of COVID-19.”

He continued: “I am also very pleased to report that Largo has commenced full commercial control of its vanadium output following the expiration of the Company’s off-take agreement on April 30, 2020. The Company’s sales and trading team continues its dedication to the promotion and sales of Largo’s products and have committed over 85% of the Company’s annual guided sales for 2020. This strategic transition marks a transformative moment in Largo’s history and we expect our commercial independence will prove beneficial both economically and strategically going forward. Largo is now an even more important player in the global vanadium industry and we look to continue maximizing value for all of our shareholders as the industry preferred producer and supplier of vanadium.”

A summary of the operational and financial performance for Q1 2020 is provided in the tables below:

Financial

	Three months ended
	March 31, 2020	March 31, 2019
Revenues	$58,186	$44,314
Operating costs	(36,423)	(29,071)
Direct mine and mill costs	(24,288)	(19,464)
Net income before tax	5,092	1,414
Income tax expense	—	(1,114)
Deferred income tax expense	642	(2,468)
Net income (loss)	5,734	(2,168)
Basic earnings (loss) per share	0.01	(0.00)
Diluted earnings (loss) per share	0.01	(0.00)

Cash provided before non-cash working capital items	$11,634	$21,688
Net cash provided by operating activities	11,622	95,416
Net cash provided by (used in) financing activities	35,770	(92,359)
Net cash (used in) investing activities	(4,424)	(8,202)
Net change in cash	40,060	(15,488)

	As at
	March 31, 2020	December 31, 2019
Cash	$206,137	166,077
Revenue adjustment payable(3)	91,933	95,683
Working capital(4)	116,742	102,013

Operational

Maracás Menchen Mine Production		Q1 2020	Q1 2019
Total Ore Mined (tonnes)		203,966	250,109
Ore Grade Mined - Effective Grade(5) (%)		1.61	1.29

Effective Grade of Ore Milled(5) (%)		1.59	1.51
Concentrate Produced (tonnes)		100,072	86,673
Grade of Concentrate (%)		3.36	3.32
Contained V2O5 (tonnes)		3,365	2,874

Crushing Recovery (%)		98.3	97.0
Milling Recovery (%)		98.4	96.8
Kiln Recovery (%)		88.3	89.2
Leaching Recovery (%)		96.6	97.7
Chemical Plant Recovery (%)		96.8	97.7
Global Recovery(6) (%)		79.9	80.0

V2O5 produced (Flake + Powder) (tonnes)		2,831	2,099
V2O5 produced (equivalent pounds)(2)		6,241,279	4,627,497
Cash operating costs excluding royalties(1) per pound produced	CAD$	$3.69	$4.54
	US$(7)	$2.79	$3.41
Total cash costs(1)	CAD$	$3.97
	US$(7)	$3.01
Revenues per pound sold(8)	CAD$	$8.33	$9.57
	US$(7)	$6.31	$7.19
Vanadium sales per pound sold(8)	CAD$	$7.99	$21.90
	US$(7)	$6.05	$16.46

First Quarter 2020 Financial Results

The Company reported net income of $5.7 million in Q1 2020 compared to a net loss of $2.2 million in Q1 2019. This movement was primarily due to an increase in revenues, a decrease in finance costs and a decrease in the total tax expense. This was partially offset by an increase in operating costs and an increase in the foreign exchange loss.

Total sales of V2O5 in Q1 2020 were 3,170 tonnes (including 340 tonnes of high purity V2O5) compared to 2,100 (including 440 tonnes of high purity V2O5) tonnes sold in Q1 2019. This represents an increase of 51% and a new quarterly sales record for the Company.

The Company recognized revenues of $58.2 million in Q1 2020 after a positive re-measurement of trade receivables / payables of $2.4 million under the Glencore contract. This compares with revenues of $44.3 million in Q1 2019 and represents an increase of 31%. Revenues per pound sold(8) in Q1 2020 were $8.33 (US$6.31) compared with $9.57 (US$7.19) per pound in Q1 2019.

Vanadium sales from a contract with a customer was $55.8 million in Q1 2020, compared with $101.4 million in Q1 2019. Vanadium sales per pound sold(8) in Q1 2020 was $7.99 (US$6.05) compared to $21.90 (US$16.46) per pound in Q1 2019. This decrease is primarily attributable to a decrease in the V2O5 price, with the average price per lb of V2O5 of approximately US$6.07 for Q1 2020, compared with approximately US$16.34 for Q1 2019.

	Three months ended
	March 31, 2020	March 31, 2019
Vanadium sales from a contract with a customer	$55,809	101,403
Vanadium sales per pound sold(8) ($/lb)	$7.99	21.90
Vanadium sales per pound sold(8) (US$/lb)	$6.05	16.46
Re-measurement of trade receivables / payables	$2,377	(57,089)
Revenue adjustment per pound(9) ($/lb)	$0.28	(10.32)
Revenue adjustment per pound(9) (US$/lb)	$0.21	(7.75)
Revenues	$58,186	44,314
Revenues per pound sold(8) ($/lb)	$8.33	9.57
Revenues per pound sold(8) ($US/lb)	$6.31	7.19

As a consequence of the increase in the V2O5 price since Q4 2019 and the positive revenue adjustment per pound(9) realized in Q1 2020, the Company’s trade payables balance at March 31, 2020 was $75.8 million and the Company’s revenue adjustment payable(9) was US$64.8 million ($91.9 million). The Company’s revenue adjustment payable(9) at April 30, 2020 was US$64.4 million ($89.3 million).

Operating costs for Q1 2020 were $36.4 million compared to $29.1 million in Q1 2019 and include direct mine and mill costs of $24.3 million ($19.5 million in Q1 2019), depreciation and amortization of $8.9 million ($7.3 million in Q1 2019) and royalties of $3.2 million ($2.3 million in Q1 2019). The increase in direct mine and mill costs is primarily attributable to the increase in production and sales during the quarter.

Cash operating costs excluding royalties(1), which are now calculated on pounds sold, were US$2.79 ($3.69) per pound in Q1 2020 compared to US$3.41 ($4.54) in Q1 2019, representing a decrease of 18%. The decrease seen in Q1 2020 compared with Q1 2019 is largely due to the increased sales and was partially offset by a slight decrease in the global recovery(6) level to 79.9% from 80.0% in Q1 2019.

For Q1 2020, total cash costs(1) were US$3.01 ($3.97). Total cash costs(1) are calculated on pounds sold, exclude royalties and include the Company’s total professional, consulting and management fees and other general and administrative expenses.

Cash provided by operating activities decreased from Q1 2019 by $83.8 million. This is primarily due to the total change in amounts receivable and accounts payable of $80.2 million in Q1 2019 when the Company’s trade receivables were first classified as trade payables. Revenues exceeded direct mine and mill costs and royalties by $30.7 million in Q1 2020, compared with $22.5 million in Q1 2019.

In March 2020, the Company secured two credit facilities in Brazil, for a total of US$24.8 million. These facilities were fully drawn down and are due for repayment as a lump sum, together with accrued interest, in March 2021. Cash provided by financing activities changed from cash used in Q1 2019 by $128.1 million and is primarily due to the receipt of funds from the credit facilities and the repayment of the Company’s Senior Secured Notes in Q1 2019. In addition, $1.7 million was received in Q1 2020 from the issuance of shares compared to $0.4 million in Q1 2019.

The Company’s foreign exchange loss in Q1 2020 increased by $11.9 million over Q1 2019 and is primarily attributable to a strengthening of the U.S. dollar against the Brazilian real by approximately 29% since December 31, 2019 on U.S. dollar denominated costs and liabilities. This was partially offset by a strengthening of the U.S. dollar against the Canadian dollar by approximately 9% since December 31, 2019 on U.S. dollar denominated assets.

First Quarter 2020 Operational Results

Total production in Q1 2020 from the Maracás Menchen Mine was 2,831 tonnes of V2O5 representing an increase of 35% over Q1 2019. Production in Q1 2020 was impacted by hot spots in the cooler’s shell, which required stoppages for maintenance on the refractory. In January 2020, 956 tonnes of V2O5 was produced, with 915 tonnes produced in February and 960 tonnes in March.

The Q1 2020 global V2O5 recovery(6) of 79.9% is in line with both Q1 2019 and the budget, with strong recovery levels seen in both the crushing and milling areas of the plant.

In Q1 2020, 203,966 tonnes of ore were mined with an effective grade(5) of 1.61% of V2O5 and the Company produced 100,072 tonnes of concentrate with an effective grade(5) of 3.36%. The decrease in total ore mined when compared to Q1 2019 is due to operational adjustments to limit the mine site contractor workforce during the COVID-19 pandemic as well as operational restrictions due to the rainy season. The Company used available stocks to feed the crushing plant in order to mitigate the impact on V2O5 production.

The annual kiln and cooler shutdown to replace the refractory and the planned improvements to the kiln and cooler to increase capacity that was scheduled for April 2020 have been deferred to later in 2020 as a result of precautionary measures taken by the Company in light of the COVID-19 pandemic. This work is not expected to have an impact on the Company’s production. The Company instead performed an enhanced preventative maintenance program in the chemical plant for approximately 15 days and, as a result, production in April 2020 was 480 tonnes of V2O5.

Commercial Independence Achieved: Internal Sales and Trading Business Proven Successful

•                  Over 85% committed on annual guided sales for 2020

•                  Sales and trading team fully operational out of its two commercial offices in Dublin, Ireland and Washington DC, USA

•                  The Company announced the launch of VPURE™ and VPURE+™, newly developed brands for the Company’s vanadium products in January 2020

Following the election by the Company on August 20, 2019, the Company’s off-take agreement with Glencore International AG expired on April 30, 2020. The Company has assembled a very strong commercial team who have committed approximately 85% of the Company’s annual guided sales for 2020. The Company expects the balance of production will be sold in the spot market and be used to build safety stocks in strategic regional hubs. The Company also expects Q2 2020 to be a transition quarter where sales will be lower and inventory may increase mainly due to a longer period of time between production and revenue recognition as compared to terms under our previous off-take agreement. The Maracás Menchen Mine has a proven track record of premium product quality and operational stability, which allows the Company to provide its customers with a reliable source of vanadium pentoxide for the global steel and high purity markets. As a result of the downturn in global demand within the aerospace industry due to the COVID-19 pandemic, the Company anticipates lower high purity V2O5 sales during the 2020. The Company does not expect this to impact its total guided V2O5 sales for 2020.

2020 Guidance Maintained — Additional Precautionary Measures Taken due to COVID-19

The Company continues to maintain it’s 2020 guidance on a “business as usual” basis. The Company’s guidance is highly dependent on there being no disruptions or interruptions to the Company’s supply chain and logistics, which are critical to the Company’s operations and sales. Notwithstanding the Company’s production, cost and sales guidance for 2020, the Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving measures being imposed by governments globally to reduce its spread and the impact that this may have on the Company’s guidance. To date, the restrictions imposed by the government in Brazil have not significantly impacted the Company’s operations but the potential future impact of these restrictions and other restrictions globally on the Company’s operations, sales efforts and logistics is unknown but could be significant. The Brazilian government has declared mining operations, including activities of mining, ore treatment, production, sales, transportation and the supply of mineral goods as essential to the country. These activities are considered essential by the federal government and will continue despite local government restrictions on business activity and the circulation of people.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. In light on this, the Company is evaluating the timing for the construction of the ferrovanadium conversion plant, including the deferral of planned 2020 capital expenditures. This deferral will not impact the Company’s commercial strategy in 2020. Further, precautionary measures regarding COVID-19 has caused delays in the start of the Company’s 2020 drilling program and work will commence as soon as the drill contractor and the Company are able to mobilise people and equipment to the mine site based on government recommendations and policy and safety concerns for mine site personnel and contractors.

The Company continues the necessary work required for the construction of its V2O3 processing plant which is expected to commence in Q1 2021. The Company’s V2O3 processing plant at the Maracás Menchen Mine is expected to increase its sales in the high purity aerospace market, chemical industry and vanadium electrolyte used for vanadium redox flow batteries. The Company expects the ramp up and commissioning of the plant to conclude in Q3 2021 and total capital expenditures to be in the range of approximately US$10.0 to 11.0 million, with US$8.0 to $10.0 million being incurred in 2020.

Change in Company’s Denominated Currency

In connection with the Company managing its own sales activities, the Company and a number of its subsidiaries will generate U.S. dollar denominated revenues and incur U.S. dollar denominated costs from May 1, 2020 onwards. Considering the significance of these revenues and costs to the Company’s activities, the Company determined that the currency of the primary economic environment in which three of the Company’s entities operate will change to the U.S. dollar on May 1, 2020.

Virtual Annual and Special Meeting of Shareholders

Due to restrictions relating the global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company is holding its Annual and Special Meeting of Shareholders (the “Meeting”) as a completely virtual meeting. The Meeting will be held by way of live webcast on June 8, 2020 at 11:00 a.m. and the specific details of the matters to be considered at the Meeting, including specific instructions to  access the webcast are set forth in the Company’s management information circular which is available online and accessible on the Company’s website within the Investor section or via the Company’s SEDAR profile. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting while non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) will be able attend the Meeting as guests and participate, however they will not be able to vote at the Meeting. Largo intends to resume its normal practice of holding in-person meetings and expects that it will do so for its next annual meeting to be held in 2021.

Conference Call

Largo Resources management will host a conference call on Wednesday, May 13, 2020, at 10:00 a.m. EST, to discuss the Company’s first quarter 2020 operational and financial results.

Conference Call Details:

Date:	Wednesday, May 13, 2020
Time:	10:00 a.m. EST
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Conference ID:	80011471
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 011471#
Website:	To view press releases or any additional financial information, please visit our Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

A playback recording will be available on the Company’s website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019 and its management’s discussion and analysis for the three ended March 31, 2020, which are available on our website at www.largoresources.com and on SEDAR.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

For more information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com

416-861-9797

Forward Looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Non-GAAP(10) Measures

The Company uses certain non-GAAP financial performance measures in its press release which are described in the following section and can be found in its Management’s Discussion and Analysis for the three months ended March 31, 2020.

Revenues Per Pound

The Company’s press release refers to revenues per pound sold, including vanadium sales per pound sold and revenue adjustment per pound sold.  These are non-GAAP performance measures and are used to provide investors with information about key measures used by management to monitor performance of the Maracás Menchen Mine.

These measures, along with cash operating costs per pound produced, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These revenues per pound measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following tables provide a reconciliation of these measures per pound sold for the Maracás Menchen Mine to revenues as per the Q1 2020 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2020	March 31, 2019
Revenues(i)	$58,186	$44,314
V2O5 sold (000s lb)	6,989	4,630
Revenues per pound sold ($/lb)	$8.33	$9.57
Revenues per pound sold (US$/lb)(ii)	$6.31	$7.19

Vanadium sales from a contract with a customer(i)	$55,809	$101,403
V2O5 sold (000s lb)	6,989	4,630
Vanadium sales per pound sold ($/lb)	$7.99	$21.90
Vanadium sales per pound sold (US$/lb)(ii)	$6.05	$16.46

Re-measurement of trade receivables / payables(i)	$2,377	$(57,089)
V2O5 sold subject to re-measurement (000s lb)	8,598	5,534
Revenue adjustment per pound ($/lb)	$0.28	$(10.32)
Revenue adjustment per pound (US$/lb)(ii)	$0.21	$(7.75)

(i)            As per note 19 of the Company’s unaudited, condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019.

(ii)        Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.32 and 1.33 for Q1 2020 and Q1 2019, respectively.

Cash Operating Costs Per Pound

The Company’s press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs.  These costs are then divided by the pounds of vanadium sold from the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These periods have been recalculated using pounds sold in the following table. This measure differs to the new total cash costs non-GAAP measure the Company will use to measure its performance starting in 2020 (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company’s press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q1 2020 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2020		March 31, 2019
Operating costs(i)		$36,423		$29,071
Professional, consulting and management fees(ii)	1,159		1,270
Other general and administrative expenses(ii)	329		268
Less: depreciation and amortization expense(i)	(8,933)		(7,281)
Cash operating costs		$28,978		$23,328
Less: royalties(i)	(3,202)		(2,326)
Cash operating costs excluding royalties		$25,776		$21,002
V2O5 sold (000s lb)(3)	6,989		4,630
Cash operating costs per pound ($/lb)(iii)		$4.15		$5.04
Cash operating costs per pound (US$/lb)(iii), (iv)	US$	3.14	US$	3.79
Cash operating costs excluding royalties per pound ($/lb)(iii)		$3.69		$4.54
Cash operating costs excluding royalties per pound (US$/lb)(iii), (iv)	US$	2.79	US$	3.41

(i)            As per note 20 of the Company’s unaudited, condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019.

(ii)        As per the Mine properties segment in note 16.

(iii)    Cash operating costs per pound and cash operating costs excluding royalties per pound for Q1 2019 were previously calculated and presented on a pounds produced basis (V2O5 produced (000s lb) = 4,627; V2O5 sold (000s lb) = 4,630). These measures have been calculated and presented on a pounds sold basis in this press release, with no difference in the amounts calculated.

(iv)      Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.32 and 1.33 for Q1 2020 and Q1 2019, respectively.

Total Cash Costs

The Company’s press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes mine site operating costs (as for cash operating costs), sales and distribution costs and the Company’s total professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those from the Mine properties segment, and is calculated on pounds sold rather than pounds produced. The Company believes this will be a more accurate reflection of its unit costs given the anticipated difference between pounds produced and pounds sold after the end of the Company’s off-take agreement on April 30, 2020.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q1 2020 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2020
Operating costs(i)		$36,423
Professional, consulting and management fees(ii)	2,289
Other general and administrative expenses(ii)	1,175
Less: depreciation and amortization expense(i)	(8,933)
Less: royalties(i)	(3,202)
		$27,752
V2O5 sold (000s lb)	6,989
Total cash costs ($/lb)		$3.97
Total cash costs (US$/lb)(3)	US$	3.01

(i)            As per note 20 of the Company’s unaudited, condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019.

(ii)        As per the condensed interim consolidated statement of income (loss) and comprehensive income (loss).

(iii)    Calculated from “$/lb” using average $/US$ foreign exchange rate of 1.32 for Q1 2020.

Revenue Adjustment Payable

The Company’s press release refers to revenue adjustment payable, a non-GAAP performance measure used to provide investors with information about a key measure used by management as part of its monitoring of the financial liquidity of the Company.

This measure is considered to be one of the key components monitored relating to the Company’s projected financial liquidity and capital resources. This revenue adjustment payable does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance, financial liquidity or capital resources prepared in accordance with IFRS. This measure is not necessarily indicative of cash flow from operating activities or disclosed commitments as determined and presented under IFRS.

The following table provides a reconciliation of this measure to trade receivables / payables as per the Q1 2020 unaudited condensed interim consolidated financial statements.

	March 31, 2020	December 31, 2019
Trade payables(i)	$75,843	$87,782
Add: amounts to be received included in trade payables	16,090	7,901
Revenue adjustment payable	$91,933	$95,683

(i)            As per note 9 of the Company’s unaudited, condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019.

(1) The cash operating costs per pound sold, cash operating costs excluding royalties per pound sold and total cash costs per pound sold reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(2) Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(3) The revenue adjustment payable and revenue adjustment per pound is on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(4)Defined as current assets less current liabilities per the consolidated statements of financial position.

(5) Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(6) Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(7) Refer to Management’s Discussion and Analysis for the three months ended March 31, 2020 for exchange rates used.

(8) Revenues per pound sold and vanadium sales per pound sold are calculated based on the quantity of V2O5 sold during the stated period. Revenue adjustment per pound is calculated based on the quantity of V2O5 sold that is subject to re-measurement. This may or may not differ to the quantity sold. Accordingly, these three measures may not, and are not intended to, sum.

(9) The revenue adjustment payable and revenue adjustment per pound is on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(10) GAAP – Generally Accepted Accounting Principles.